UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-12019

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Quaker Chemical Corporation
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quaker Chemical Corporation
One Quaker Park
901 E. Hector Street
Conshohocken, PA 19428-2380

Quaker Chemical Corporation
Retirement Savings Plan

Page Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 – 8
Additional Information*
Schedule I – Schedule of Assets (Held at End of Year)	9
*       Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	10
Exhibits
Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
  Quaker Chemical Corporation Retirement Savings Plan

       We have audited the accompanying statements of net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for each of the years then ended.  The Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a  whole.

/s/ ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
June 28, 2011

QUAKER CHEMICAL CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2010		2009
Assets
Investments, at fair value
Registered investment companies:
Columbia Small Cap Growth Fund, Inc.	$2,804,982		$1,816,151
Vanguard 500 Index Fund Investor Shares	9,216,236	*	8,502,077	*
Vanguard Balanced Index Fund Investor Shares	1,401,429		1,120,800
Vanguard Extended Market Index Fund Investor Shares	2,287,032		1,298,656
Vanguard International Growth Fund Investor Shares	3,373,835	*	2,825,174	*
Vanguard Prime Money Market Fund	59,582		3,978
Vanguard Target Retirement 2005 Fund	170,619		155,434
Vanguard Target Retirement 2010 Fund	676,474		514,840
Vanguard Target Retirement 2015 Fund	1,145,446		1,029,965
Vanguard Target Retirement 2020 Fund	1,170,062		625,630
Vanguard Target Retirement 2025 Fund	1,451,553		1,064,626
Vanguard Target Retirement 2030 Fund	981,054		566,652
Vanguard Target Retirement 2035 Fund	339,508		157,043
Vanguard Target Retirement 2040 Fund	284,656		174,347
Vanguard Target Retirement 2045 Fund	167,865		99,325
Vanguard Target Retirement 2050 Fund	126,038		71,356
Vanguard Target Retirement Income	421,274		247,876
Vanguard Total Bond Market Index Fund Investor Shares	5,305,709	*	4,690,840	*
Vanguard U.S. Growth Fund Investor Shares	1,897,610		1,619,378
Vanguard Windsor II Fund Investor Shares	2,555,373		2,263,671
Total registered investment companies	35,836,337		28,847,819
Vanguard Retirement Savings Trust	8,929,004	*	8,601,608	*
Quaker Chemical Corporation Stock Fund #	11,220,391	*	6,158,208	*
Vanguard Brokerage Option
Common Stock	247,952		213,253
Registered Investment Companies	7,258		7,381
Total investments	56,240,942		43,828,269
Receivables
Employer’s contributions	211,135		521,416
Participant contributions	171,644		17,243
Participant notes receivables	1,356,153		1,126,148
Other receivable	25,352		—
Total receivables	1,764,284		1,664,807
Total assets	$58,005,226		$45,493,076

Liabilities
Due to brokerage	$—		$5,076
Total payables	$—		$5,076

Net assets available for benefits	$58,005,226		$45,488,000

*	Represents 5% or more of net assets available for benefits.
#	A portion of this investment option is non participant-directed.

The accompanying notes are an integral part of the financial statements.

QUAKER CHEMICAL CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009
Additions
Investment income:
Interest and dividend income, investments	$1,210,063	$1,106,168
Interest income, participant loans	58,465	63,350
Net appreciation in fair value of investments	10,016,549	7,697,929
	11,285,077	8,867,447
Contributions:
Employer	1,867,456	1,532,444
Participant	3,015,759	2,496,007
	4,883,215	4,028,451
Other additions:
Plan merger assets transfer in	—	1,226,674

Total additions	16,168,292	14,122,572
Deductions:
Payment of benefits	3,651,066	3,011,754
Total deductions	3,651,066	3,011,754
Net increase	12,517,226	11,110,818
Net assets available for plan benefits:
Beginning of year	45,488,000	34,377,182
End of year	$58,005,226	$45,488,000

The accompanying notes are an integral part of the financial statements.

Quaker Chemical Corporation
Retirement Savings Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) provides only general information. The Plan document is a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for certain U.S. employees of the Quaker Chemical Corporation (the “Company”) and adopting affiliates (AC Products, Inc.  (“AC”) and Epmar Corporation (“Epmar”)). The Plan is administered by the Pension Plan Committee, which is appointed by the Company’s Board of Directors, and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees of the Company are eligible to participate in the Plan on their first day of employment or as soon as administratively practicable thereafter, unless specified differently in any bargaining unit agreement.

Plan Amendments

The Plan was amended: effective November 1, 2010 to permit in-service distributions from a participant’s rollover account; effective November 30, 2010 to provide service credit for prior service with D.A. Stuart; effective December 2, 2010 to permit Roth 401(k) deferrals and catch-up contributions; and effective January 1, 2011 to (i) permit AC and Epmar employees to participate in the plan upon hire, (ii) permit discretionary matching contributions on behalf of AC and Epmar participants at a later date, (iii) exclude temporary employees of the Company from participation in the Plan, and (iv) permit in-service distributions by a participant upon reaching age 59 ½. The Plan was subsequently amended and restated generally effective January 1, 2010, except as otherwise provided for in the plan.

Contributions

Participants may elect to contribute on a before-tax basis any whole percentage of their compensation, up to 50%, during the year, not to exceed the annual Internal Revenue Code limits.  At the discretion of the Pension Committee, the Plan matches 50% of each participant's contribution up to 6% of compensation, except, for plan years ending before 2011, those participants designated as AC participants or Epmar participants.  Beginning in 2011, AC and Epmar have the ability to make discretionary matching contributions on behalf of AC & Epmar participants respectively.  In addition, the Plan provides for a nonelective nondiscretionary contribution on behalf of Company non-bargaining participants who have completed one year of service equal to 3% of the eligible participant's compensation.  All employer contributions may be allocated to the Company Stock Fund, at the sole discretion of the Pension Plan Committee.  Participants may diversify the investment of Plan funds that are automatically invested in the Company Stock Fund.

The Company’s Board of Directors (AC’s Board of Directors with respect to AC participants) reserves the right to make future discretionary nonelective contributions, which are allocated on the basis of eligible participants’ applicable compensation. Upon completing one year of service, an eligible participant is eligible to receive discretionary nonelective contributions on the first day of the month coinciding with or next following the date on which the participant meets the one year of service requirement.  Epmar participants are not eligible for a discretionary nonelective contribution.

Participants who are eligible to make contributions and who have or will attain age 50 before the end of the Plan year are eligible to make catch-up contributions in accordance with, and subject to, the limitations of the Internal Revenue Code Section 414(v). No Company matching contributions are made with respect to catch-up contributions.

In March 2009, the Company suspended its matching contribution and elected to make its nonelective nondiscretionary contribution in shares of Company common stock.  The Company restored its matching contribution in January 2010.  Non-cash contributions made by the Company were $1,488,806 and $782,087 in 2010 and 2009 respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contributions and (b) Plan earnings.

Participant Notes Receivable

Participants may borrow from their fund accounts (other than amounts invested in the Company Stock Fund) an amount limited to the lesser of $50,000 or 50% of the participant’s vested account balance. The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions in the community plus 1%. The term of each participant loan generally may not exceed five years. Interest rates at December 31, 2010 and 2009 ranged from 4.25% to 10.25%.

Payment of Benefits

Generally, upon separation of service, for any reason, a participant may receive a lump sum amount equal to the value of the participant’s account.  In addition, a participant may elect to take an in-service distribution from his rollover account (effective November 1, 2010) or upon reaching age 59-1/2 (after 2010).  If a participant’s vested account balance exceeds $1,000, the participant may defer payment until the first of the month coincident with or next following attainment of age 65.

Hardship Withdrawals

Participants who receive a hardship withdrawal from their account will not be eligible to make contributions for six months following the receipt of the hardship withdrawal.

Quaker Chemical Corporation
Retirement Savings Plan

Notes to Financial Statements - Continued

Vesting

Participants are fully vested in Company matching contributions, Company discretionary nonelective contributions, Company nondiscretionary nonelective contributions and employee deferrals plus actual earnings upon entering the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset paid to trasfer a liability in an orderly transaction between market participants at the measurement date.  Refer to Note 3 – Fair Value Measures for further information.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Vanguard Retirement Savings Trust

The Vanguard Retirement Savings Trust is composed of an investment in a master trust which invests in fully benefit-responsive contracts.  As described in the Financial Accounting Standards Board’s (“FASB”) guidance on fully benefit-responsive investment contracts, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the plan.

Any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. Management has determined that the estimated fair value of the Plan's indirect investments in fully benefit-responsive contracts as of December 31, 2010 and 2009 approximates contract value.

New Accounting Guidance

The Plan adopted FASB’s guidance regarding the classification of participant loans on the Statement of Net Assets Available for Benefits.  The guidance reclassifies participant loans as Plan receivables from investments measured at fair value.  The guidance was effective for Plan years ended December 31, 2010 and is retrospectively applied for all periods presented.  Accordingly, participant loans have been reclassified on the Statement of Net Assets Available for Benefits for the plan year ended December 31, 2009.

Risks and Uncertainties

The Plan provides for investment options in various investment securities.  Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks.  Due to levels of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 – FAIR VALUE MEASURES

The Plan applies the guidance of the FASB regarding fair value measurements.   The guidance establishes a common definition for fair value to be applied to U.S. GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements.  This guidance does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

The Plan adopted FASB’s guidance regarding the classification of participant loans in the Plan’s financial statements as a Plan receivable rather than as an investment at fair value.  Accordingly, participant loans are no longer included in the investment fair value hierarchy, and the 2009 fair value hierarchy has been retrospectively adjusted.  In addition, the Plan adopted FASB’s guidance regarding the presentation of investments at fair value.  The guidance requires presentation of investments in accordance with their risk profiles.  Accordingly, the 2009 fair value hierarchy has been retrospectively adjusted to conform to the current plan year presentation.

The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Quaker Chemical Corporation
Retirement Savings Plan

Notes to Financial Statements - Continued

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Registered Investment Companies

The shares of registered investment companies are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

Small Capitalization Stock Fund

The small capitalization stock fund is comprised of investments in the Quaker Chemical Stock Fund, which is composed of shares of the Company and uninvested cash.  The shares of the Company are traded in an exchange and active markets and are classified as a Level 1 investment.

Common Stock

Common stock is valued at quoted market prices in an exchange and active markets, and is classified as a Level 1 investment.

Common/Collective Trust

Investment in the Vanguard Retirement Savings Trust is valued based upon the quoted redemption value of units owned by the Plan at year end.  Units of the trust are not available in an active exchange and active market, however, the fair value is determined based on the underlying investments in the Vanguard Retirement Master Trust as traded in an exchange and active market and is classified as a Level 2 investment.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2010 and 2009, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at December 31, 2010
	Fair Value	Using Fair Value Hierarchy
	as of
Assets	December 31, 2010	Level 1	Level 2	Level 3
Large capitalization registered investment companies	$13,669,219	$13,669,219	$—	$—
Mid-capitalization registered investment companies	2,287,032	2,287,032	—	—
Small capitalization registered investment companies	2,804,982	2,804,982	—	—
Large capitalization international registered investment companies	3,373,835	3,373,835	—	—
Fixed income registered investment companies	5,305,709	5,305,709	—	—
Balanced fund registered investment companies	8,335,978	8,335,978	—	—
Small capitalization stock fund	11,220,391	11,220,391	—	—
Common stock	247,952	247,952	—	—
Money market fund registered investment companies	66,840	66,840	—	—
Common/Collective Trust	8,929,004	—	8,929,004	—

Total	$56,240,942	$47,311,938	$8,929,004	$—

Quaker Chemical Corporation
Retirement Savings Plan

Notes to Financial Statements - Continued

		Fair Value Measurements at December 31, 2009
	Fair Value	Using Fair Value Hierarchy
	as of
Assets	December 31, 2009	Level 1	Level 2	Level 3
Large capitalization registered investment companies	$12,385,126	$12,385,126	$—	$—
Mid-capitalization registered investment companies	1,298,656	1,298,656	—	—
Small capitalization registered investment companies	1,816,151	1,816,151	—	—
Large capitalization international registered investment companies	2,825,174	2,825,174	—	—
Fixed income registered investment companies	4,690,840	4,690,840	—	—
Balanced fund registered investment companies	5,827,894	5,827,894	—	—
Small capitalization stock fund	6,158,208	6,158,208	—	—
Common stock	213,253	213,253	—	—
Money market fund registered investment companies	11,359	11,359	—	—
Common/Collective Trust	8,601,608	—	8,601,608	—

Total	$43,828,269	$35,226,661	$8,601,608	$—

NOTE 4 – NON PARTICIPANT-DIRECTED INVESTMENTS

The Company directs a portion of its matching contribution and nonelective contribution to the Company Stock Fund.  Participants and beneficiaries may direct that matching contributions and nonelective contributions (automatically invested in the Company Stock Fund) be invested in another investment fund.  Information about the net assets and components of the changes in net assets relating to the non participant-directed portion of this Company Stock Fund is as follows:

	As of December 31,
	2010	2009
Net Assets:
Company Stock Fund	$3,406,519	$1,965,951

	Year Ended December 31,
	2010	2009
Changes in Net Assets:
Interest & dividend income	$85,691	$90,213
Net appreciation	1,950,269	626,593
Contributions	595,248	285,553
Distributions	(1,190,640)	(374,603)
	$1,440,568	$627,756

NOTE 5 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 6 – INVESTMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2010	2009
Registered investment companies	$3,615,448	$4,913,640
Common stock	6,401,101	2,784,289
	$10,016,549	$7,697,929

NOTE 7 – PLAN EXPENSES

Substantially all administrative expenses, including audit fees, are paid by the Company.

Quaker Chemical Corporation
Retirement Savings Plan

Notes to Financial Statements - Continued

NOTE 8 – TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated December 4, 2003 that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a). The Plan has since been amended and restated effective January 1, 2010. The amended and restated Plan was submitted to the Internal Revenue Service for a favorable determination in January 2011.  The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, therefore, the plan adminstrator has not identied any uncertain tax positions which would require adjustment to or disclosure in the Plan's financial statements.  The IRS has the ability to examine the Plan's tax return filings for all open tax years, which is generally the three prior years.

NOTE 9 – PLAN MERGER

In March 2009, the Epmar 401(k) Profit Sharing Plan was merged into the Plan.   The assets transferred into the Plan are included in the Statement of Changes in Net Assets as Other additions.  The assets transferred are as follows:

Epmar Assets Transferred
Participant assets	$1,079,935
Participant loan accounts	146,739
Total assets transferred in	$1,226,674

Quaker Chemical Corporation
Retirement Savings Plan

Schedule of Assets (Held at End of Year)
As of December 31, 2010

Quaker Chemical Corporation Retirement Savings Plan, EIN 23-0993790, PN 112

Attachment to Form 5500, Schedule H, Part IV, Line i:

	Identity of Issue	Investment Type	Current Value
	Columbia Small Cap Growth Fund, Inc.	Registered Investment Company	$2,804,982
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	9,216,236
*	Vanguard Balanced Index Fund Investor Shares	Registered Investment Company	1,401,429
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	2,287,032
*	Vanguard International Growth Fund Investor Shares	Registered Investment Company	3,373,835
*	Vanguard Prime Money Market Fund	Registered Investment Company	59,582
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	170,619
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	676,474
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	1,145,446
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	1,170,062
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	1,451,553
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	981,054
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	339,508
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	284,656
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	167,865
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	126,038
*	Vanguard Target Retirement Income	Registered Investment Company	421,274
*	Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	5,305,709
*	Vanguard U.S. Growth Fund Investor Shares	Registered Investment Company	1,897,610
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	2,555,373
*	Vanguard Brokerage Option	Vanguard Brokerage Option	255,210
*	Vanguard Retirement Savings Trust	Common/Collective Trust	8,929,004
*	Quaker Chemical Corporation **	Common Stock Fund	11,220,391
*	Quaker Chemical Corporation Retirement Savings Plan	Participant Loans (4.25% - 10.25%)	1,356,153
Total assets held for investment purposes			$57,597,095

*	Party in Interest
**	In part, a non participant-directed investment, for which cost is $4,693,506

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Quaker Chemical Corporation Retirement Savings Plan
June 28, 2011	By:	/s/ Mark A. Featherstone
Vice President – Treasurer and Chief Financial Officer